UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Rocket Companies, Inc.
(Name of Issuer)

Class A common stock, $0.00001 par value
(Title of Class of Securities)

77311W101
(CUSIP Number)

December 31, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 77311W101	SCHEDULE 13G	Page 2 of 6

1	NAME OF REPORTING PERSON Rock Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Michigan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,867,977,661(1)(3)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,867,977,661(1)(3)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,867,977,661
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 94.1%(2)
12	TYPE OF REPORTING PERSON CO

(1)	Represents shares of Class A common stock, par value $0.00001 per share (the “Class A common stock”) of Rocket Companies, Inc. (the “Issuer”) issuable to the Reporting Person at any time upon (x) the exchange of an equal number of non-voting common interest units of RKT Holdings, LLC (“Holdings Units”) and shares of the Class D common stock, par value $0.00001 per share, of the Issuer (the “Class D common stock”) held directly by the Reporting Person for shares of Class B common stock, par value $0.00001 per share (the “Class B common stock”) of the Issuer and (y) the conversion of such shares of Class B common stock into shares of Class A common stock.
(2)	Based on 115,372,565 shares of Class A common stock and 1,869,079,483 shares of the Class D common stock that were issued and outstanding as of November 5, 2020, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, filed with the Securities and Exchange Commission on November 12, 2020 (the “Third Quarter 10-Q”).
(3)	Pursuant to the terms of the Exchange Agreement, dated as of August 5, 2020, by and among the Issuer, RKT Holdings, LLC, Rock Holdings Inc. (“RHI”), Daniel Gilbert and the holders of Holdings Units and shares of Class C common stock, par value $0.00001 per share, of the Issuer (the “Class C common stock”) or Class D common stock from time to time party thereto (the “Exchange Agreement”), Holdings Units, together with a corresponding number of shares of Class D common stock or Class C common stock, may be exchanged for, at the option of the Issuer, (i) shares of Class B common stock or Class A common stock, as applicable, on a one-for-one basis, or (ii) cash from a substantially concurrent public offering or private sale (based on the price of the Class A common stock in such public offering or private sale), subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications.

CUSIP No. 77311W101	SCHEDULE 13G	Page 3 of 6

1	NAME OF REPORTING PERSON Daniel Gilbert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,130,156(1)(4)
	6	SHARED VOTING POWER 1,868,321,892(2)(4)
	7	SOLE DISPOSITIVE POWER 1,130,156(1)(4)
	8	SHARED DISPOSITIVE POWER 1,868,321,892(2)(4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,869,452,048
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 94.2%(3)
12	TYPE OF REPORTING PERSON IN

(1)	Represents (a) 28,334 shares of Class A common stock held directly by the Reporting Person and (b) 1,101,822 shares of Class A common stock issuable to the Reporting Person at any time upon (x) the exchange of an equal number of Holdings Units and shares of the Class D common stock held directly by the Reporting Person for shares of Class B common stock and (y) the conversion of such shares of Class B common stock into shares of Class A common stock.
(2)	Represents (a) 344,231 shares of Class A common stock held directly by affiliates of the Reporting Person over which the Reporting Person has sole voting and dispositive control, and beneficial ownership, and (b) 1,867,977,661 shares of Class A common stock issuable to RHI at any time upon (x) the exchange of an equal number of Holdings Units and shares of Class D common stock held directly by RHI for shares of Class B common stock and (y) the conversion of such shares of Class B common stock into shares of Class A common stock. The Reporting Person is the majority shareholder of RHI and has voting and dispositive control, and beneficial ownership, with respect to the shares of common stock held directly by RHI.
(3)	Based on 115,372,565 shares of Class A common stock and 1,869,079,483 shares of the Class D common stock that were issued and outstanding as of November 5, 2020, as reported on the Third Quarter 10-Q.
(4)	Pursuant to the terms of the Exchange Agreement, Holdings Units, together with a corresponding number of shares of Class D common stock or Class C common stock, may be exchanged for, at the option of the Issuer, (i) shares of Class B common stock or Class A common stock, as applicable, on a one-for-one basis, or (ii) cash from a substantially concurrent public offering or private sale (based on the price of the Class A common stock in such public offering or private sale), subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications.

CUSIP No. 77311W101	SCHEDULE 13G	Page 4 of 6

ITEM 1.	(a)	Name of Issuer: Rocket Companies, Inc.

	(b)	Address of Issuer’s Principal Executive Offices: 1050 Woodward Avenue, Detroit, MI 48226

ITEM 2.	(a)

Name of Person Filing:

This Schedule 13G is filed jointly by each of the following persons (collectively, the “Reporting Persons”) pursuant to a joint filing agreement attached hereto as Exhibit 1:

(1)    Rock Holdings Inc.

(2)    Daniel Gilbert

	(b)	Address of Principal Business Office, or if none, Residence: The address of the principal business office of each of the Reporting Persons is: 1050 Woodward Avenue, Detroit, MI 48226

	(c)	Citizenship: (1) Rock Holdings Inc. is a Michigan corporation (2) Daniel Gilbert is a citizen of the United States

	(d)	Title of Class of Securities: Class A Common Stock, par value $0.00001 per share, of Rocket Companies, Inc. (the “Class A common stock”)

	(e)	CUSIP Number: 77311W101

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

	(a)	[__] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)
	(b)	[__] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)
	(c)	[__] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)
	(d)	[__] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
	(e)	[__] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E)
	(f)	[__] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[__] A Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	[__] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
	(i)	[__] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
	(j)	[__] A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
	(k)	[__] Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 77311W101	SCHEDULE 13G	Page 5 of 6

ITEM 4.	OWNERSHIP.

(a) – (c)

Amount beneficially owned:

The responses of the Reporting Persons to Rows 5, 6, 7, 8, 9 and 11 in each of their respective cover pages to this Section 13G are incorporated herein by reference.

Pursuant to Rule 13d-4 of the Act, unless otherwise noted herein, neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it or he is the beneficial owner of any of the Class A common stock or other securities referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and, except to the extent of its or his pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person other than the holders of record of the securities.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.
Not applicable.

ITEM 10.	CERTIFICATION.

Not applicable.

CUSIP No. 77311W101	SCHEDULE 13G	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2021

ROCK HOLDINGS INC.

By:	/s/ Matthew Rizik
Name: Matthew Rizik
Title: Treasurer and Chief Financial Officer

/s/ Dan Gilbert
DANIEL GILBERT

Exhibit Index

Exhibit 1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.